January 11, 2005




Mr. Carl D. Mautz
Chief Financial Officer
Watson Wyatt & Company Holdings
1717 H Street NW
Washington, DC 20006

Re:	Watson Wyatt & Company Holdings
      Form 10-K for the fiscal year ended June 30, 2004
      Filed on August 17, 2004
      File No.  1-16159

Dear. Mr. Mautz:

	We have completed our review of your Form 10-K and related filings and do not, at this time, have any further comments.


								Sincerely,



      Linda van Doorn
								Senior Assistant Chief
Accountant